Mail Stop 3010

September 17, 2009

Ronald M. Sanders, Esq.
660 Madison Avenue
Suite 1600
New York, NY 2300-3300

> **Re:** **Colony Financial, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed September 8, 2009**
> **File No. 333-160323**

Dear Mr. Sanders:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Prior to effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority ("FINRA") or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements

Cover Page

2.   We note that Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman,
        Sachs & Co., Morgan Stanley & Co. Incorporated, and UBS Securities LLC are
        acting as joint book running managers and representatives of the underwriters.
        We note that you have identified five additional underwriters in this amendment.
        Please ensure that only the lead or managing underwriter(s) are identified on the
        prospectus cover page. See Item 501(b)(8) of Regulation S-K.

Historical Performance of Colony Capital and its Affiliates, page 113

3.   We note your disclosure on page 116 regarding realized proceeds of
        approximately $22 million on the CMBS, realized proceeds of approximately $6
        million on the distressed whole loans and realized proceeds of approximately $4
        million on the other real estate-related securities. Please revise your disclosure to
        explain what you mean by "realized proceeds."

4.   We note your response to our prior comment 2. Please note that Guide 5 provides
        that programs with dissimilar investment objectives should be grouped according
        to their investment objectives and information about those programs should be
        presented on an aggregate basis by year. The "year" refers to the year in which
        the final closing of the program occurred. All programs which closed in that
        particular year should be aggregated. For example, if the sponsor closed two
        programs in year 1, three programs in year 2 and three programs in year 3, then
        the two programs that closed in year 1 should be presented in a column, the three
        programs that closed in year 2 should be presented in another column, and the
        three programs that closed in year 3 should be presented in a third and separate
        column. Please provide us your analysis as to why you believe the presentation of
        this information by year would not be material to investors.

5.   We note your response to our prior comments 3 and 4. Please note that the tables
        in Guide 5 are not limited to "real" property. Please provide applicable or
        comparable disclosure for the acquisitions of property or tell us why you believe
        such disclosure would not be material to investors.

Exhibit 3.1

6.   We note that you will file the Form of Articles of Amendment and Restatement of
        Colony Financial, Inc. Please also file your articles of incorporation as currently
        in effect in accordance with Item 601(b)(3) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David P. Slotkin, Esq. (*via facsimile*)
        Samantha Gallagher, Esq. (*via facsimile*)